November 8, 2018

Jeffrey L. Parker
Chief Executive Officer
ParkerVision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, FL 32256

       Re: ParkerVision, Inc.
           Registration Statement on Form S-1
           Filed November 5, 2018
           File No. 333-228184

Dear Mr. Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications